Filed by Conoco Inc.
                                    Pursuant to Rule 425 under the
                                    Securities Act of 1933

                                    Subject Company:         Conoco Inc.
                                    Commission File No.:     001-14521

                                    Subject Company:         Phillips
                                                             Petroleum Company
                                    Commission File No.:     001-00720

Set forth below are questions and answers relating to the proposed merger between Conoco Inc. and Phillips Petroleum Company that have been posted on the Conoco intranet website, called Pathfinder.

NOTE ABOUT COMPENSATION AND BENEFITS QUESTIONS:
A number of questions have been submitted to Answerline about how company compensation and benefits may change as a result of the Conoco / Phillips merger. Currently, a transition team is being formed that will study compensation and benefit programs on a worldwide basis and recommend programs and plans that are appropriate for the new company. It will be a number of months before these issues are resolved. New information will be provided as soon as it's available.
John King,
Manager, H.R. Leveraged Services

Q -- Will the current severance policy of three weeks of pay per year of service apply to job reductions resulting from the Conoco / Phillips merger?

A -- The provisions cited in this question are the current Severance provisions for U.S.-payrolled employees, and they will be applied to any reductions resulting from the Conoco / Phillips merger. Some union contracts have different severance plan provisions. Where these exist, union-represented employees will be governed by the details of the collective bargaining agreements.
John King,
Manager, H.R. Leveraged Services

Q -- What effect will the merger have on the upcoming U.S. union contract negotiations?

A -- None. Union contracts in the U.S. will continue to be negotiated on a local basis by Conoco. Until the merger is completed, Conoco and Phillips are obligated to act as independent companies.
John T. Wood
Director, Dna Human Resources

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Q -- Is there any information on the possibility of an early retirement package to help with the reduction of work force?

A -- There are no plans for introducing an "early retirement package" for this pending merger.
John King,
Manager, H.R. Leveraged Services

Q -- Close alignment of the Conoco and Phillips business cultures and core values will greatly assist the merger and success of the enterprise. How confident are we that any gaps in alignment have been identified, and what steps are being planned to address the topic moving forward?

A -- Conoco's management believes the business cultures of the two companies are very similar, and both Conoco and Phillips share a strong commitment to our core values. The discussion about business culture and core values was an important part of the initial negotiation process, and these core values -- especially valuing all people -- will guide the merger process as it goes forward. Once the merger is completed, the core values will guide the new ConocoPhillips.

As CEO Archie Dunham said in his employee e-mail announcing the merger: "Over the years I have come to know many Phillips employees, and along with the similarities in our histories and operations, we also share common values. Like Conoco, Phillips is committed to safety, environmental responsibility, maintaining the highest ethical standards and valuing all people. I'm confident that when our two extraordinary work forces are joined, we will accomplish far more together than either of us could have accomplished alone." Kirk Heinritz
General Manager - Human Resources

Q -- Conoco has historically been the safest company in the energy industry. Will the combined company be able to maintain that outstanding performance?

A -- Based on my experience working with other companies at API, both Conoco and Phillips are absolutely committed to safety. Our PCSI (Process for Continuous Safety Performance) was adapted from the Phillips process several years ago. When the merger is completed, we will work diligently with our Phillips counterparts to strive for Zero injuries and incidents. We should be able to leverage each other's processes across the combined company to enable ConocoPhillips to achieve and maintain an industry-leading safety record. Dennis Parker,
Vice President, Safety, Health and Environmental Affairs

Q -- In response to the Conoco / Phillips merger announcement, it is reported that a number of shareholders have filed lawsuits alleging that the Conoco board

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of directors did not properly seek the best alternative for Conoco shareholders. What is the company's response and could this slow the merger process?

A -- We believe these lawsuits are without merit and intend to vigorously defend our position in the courts. We are continuing to move forward on the merger process.
Russell Howell,
Corporate Counsel

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ADDITIONAL INFORMATION
     In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com.

     Conoco and its executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.


              CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE
           HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION
                              REFORM ACT OF 1995
         This question and answer list contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this question and answer list include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

         In any forward-looking statement in which Conoco expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses

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generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.